A Superior Alternative for Global Markets:
Growth, Competition and Stockholder Value
NASDAQ OMX & ICE Proposal to Acquire NYSE Euronext
May 9, 2011
Filed by The NASDAQ OMX Group, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: NYSE Euronext
Commission File No.: 001-33392

Disclaimer
Forward-Looking Statements
Information set forth in this communication contains forward-looking statements that involve a number of risks and uncertainties. NASDAQ OMX and ICE caution readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. Such forward-looking statements include, but are not limited to (i) projections about future financial results, growth, trading volumes, tax benefits and achievement of synergy targets, (ii) statements about the implementation dates and benefits of certain strategic initiatives, (iii) statements about integrations of recent acquisitions, and (iv) other statements that are not historical facts. Forward-looking statements involve a number of risks, uncertainties or other factors beyond NASDAQ OMX’s and ICE’s control. These factors include, but are not limited to, NASDAQ OMX’s and ICE’s ability to implement its strategic initiatives, economic, political and market conditions and fluctuations, government and industry regulation, interest rate risk, U.S. and global competition, and other factors detailed in each of
NASDAQ OMX’s and ICE’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including (i) NASDAQ OMX’s annual reports on Form 10-K and quarterly reports on Form 10-Q that are available on NASDAQ OMX’s website at http://nasdaqomx.com and (ii) ICE’s annual reports on Form 10-K and quarterly reports on Form 10-Q that are available on ICE’s website at
http://theice.com. NASDAQ OMX’s and ICE’s filings are also available on the SEC website at www.sec.gov. Risks and uncertainties relating to the proposed transaction include: NASDAQ OMX,
ICE and NYSE Euronext will not enter into any definitive agreement with respect to the proposed transaction; required regulatory approvals and financing commitments will not be obtained on satisfactory terms and in a timely manner, if at all; the proposed transaction will not be consummated; the anticipated benefits of the proposed transaction will not be realized; and the integration of
NYSE Euronext’s operations with those of NASDAQ OMX or ICE will be materially delayed or will be more costly or difficult than expected.  NASDAQ OMX and ICE undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.
Important Information About the Proposed Transaction and Where to Find It:
Subject to future developments, additional documents regarding the transaction may be filed with the SEC.  This material is for informational purposes only and does not constitute an offer to exchange, or a solicitation of an offer to exchange, shares of common stock of NYSE Euronext.
This material is not a substitute for the tender offer statement, registration statements, offer to exchange/prospectuses and other documents that are intended to be filed with the SEC by NASDAQ
OMX, ICE and their affiliates regarding an exchange offer for shares of common stock of NYSE Euronext.  Nor is this material a substitute for the joint proxy statement/prospectus or any other documents NASDAQ OMX, ICE and NYSE Euronext would file with the SEC.  Such documents, however, are not currently available.  INVESTORS ARE URGED TO CAREFULLY READ THE
TENDER OFFER STATEMENT, REGISTRATION STATEMENTS, OFFER TO EXCHANGE/PROSPECTUSES AND OTHER EXCHANGE OFFER DOCUMENTS NASDAQ OMX, ICE AND
THEIR AFFILIATES WILL FILE WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS THERETO, WHEN THEY BECOME AVAILABLE, AND THE PROXY
STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER DOCUMENTS NASDAQ OMX, ICE AND NYSE EURONEXT WOULD FILE WITH THE SEC, IF
AND WHEN THEY BECOME AVAILABLE, BECAUSE SUCH DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION.  All such documents, when filed, are available free of charge at the
SEC’s website (http://www.sec.gov) or by directing a request, in the case of NASDAQ OMX’s filings, to NASDAQ OMX at One Liberty Plaza, New York, New York 10006, Attention: Investor
Relations or, in the case of ICE’s filings, to ICE, at 2100 RiverEdge Parkway, Suite 500, Atlanta, Georgia, 30328, Attention: Investor Relations; or by emailing a request to ir@theice.com.
This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.
Participants in the Solicitation:
NASDAQ OMX, ICE, and their respective directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.
You can find information about NASDAQ OMX and NASDAQ OMX’s directors and executive officers in NASDAQ OMX’s Annual Report on Form 10-K, filed with the SEC on February 24, 2011, and in NASDAQ OMX’s proxy statement for its 2011 annual meeting of stockholders, filed with the SEC on April 15, 2011.
You can find information about ICE and ICE’s directors and executive officers in ICE’s Annual Report on Form 10-K, filed with the SEC on February 9, 2011, and in ICE’s proxy statement for its
2011 annual meeting of stockholders, filed with the SEC on April 1, 2011.
Additional information about the interests of potential participants will be included in the joint prospectus/proxy statement, if and when it becomes available, and the other relevant documents filed with the SEC.
Non-GAAP Information
In addition to disclosing results determined in accordance with GAAP, NASDAQ OMX also discloses certain non-GAAP results of operations, including net income attributable to NASDAQ OMX, diluted earnings per share, operating expenses, and operating income that make certain adjustments or exclude certain charges and gains that are described in the reconciliation table of GAAP to non-GAAP information provided at the end of this release. Management believes that this non-GAAP information provides investors with additional information to assess NASDAQ OMX's operating performance by making certain adjustments or excluding costs or gains and assists investors in comparing our operating performance to prior periods. Management uses this non-GAAP information, along with GAAP information, in evaluating its historical operating performance.  The non-GAAP information is not prepared in accordance with GAAP and may not be comparable to non-GAAP information used by other companies. The non-GAAP information should not be viewed as a substitute for, or superior to, other data prepared in accordance with GAAP.

Strengthens European equity markets by creating a new,
truly pan-European equity trading platform
Creates major new force in European derivatives which will
significantly enhance competition
Invigorates market and technology innovation throughout
equities and derivatives markets
Secures Paris and London as premier International financial
hubs
Greater benefits to all stakeholders and more responsive to global market structure evolution
Compelling & Superior Proposal - $41.95 Per Share
$41.95 per share offer represents greater value for NYX
stockholders – 11% premium to Deutsche Börse offer
(1)
Opportunity to participate in value creation through
$740mm in combined synergies
2
and enhanced growth
prospects
Greater immediate value through cash component and
longer term through NASDAQ OMX and ICE stock
Creates more diversified and efficient platforms in core
markets
Significant value creation for both stockholder bases
from revenue and expense synergies
Meaningful earnings accretion
Europe
US
Creates deeper liquidity pools, better price discovery for
investors and greater market efficiencies in US cash
equities and equity options
Provides greater flexibility to invest in ongoing innovation and platform enhancements with increased scale
Solidifies US leadership in global capital markets
Enhances customer benefits by providing consolidated view
of fragmented marketplace
NYSE EURONEXT STOCKHOLDERS
NASDAQ OMX AND ICE STOCKHOLDERS
INVESTORS, ISSUERS AND OTHER MARKET PARTICIPANTS
Note: Synergy assumptions subject to due diligence.
(1) Based on Deutsche Börse closing price of €56..23 and $ / € exchange rate of 1.4322 as of May 6, 2011.  (2) Reflects combined NASDAQ OMX and ICE synergies

The NASDAQ OMX and ICE have submitted a joint proposal to acquire NYSE Euronext for $13.3 billion in aggregate value
1
Transaction Overview
Liffe
Equity Derivatives
NYSE Liffe US
New York Portfolio Clearing
Clearing
US Cash Trading
European Cash Trading
US Listings
European Listings
US Options
Transaction Services
Data Services
Infrastructure Services
Acquired by
$4,698 mm in ICE stock
$1,650 mm in cash
$6,348 mm total
Acquired by
$2,784 mm in NDAQ stock
$2,121 mm in cash
$2,074 mm in assumed NYX debt
$6,979 mm total
NYSE Euronext
DERIVATIVES
CASH TRADING & LISTINGS /
US OPTIONS
INFORMATION SERVICES &
TECHNOLOGY SOLUTIONS
(1) As of March 31, 2011.

Proposed Transaction Summary
STRUCTURE
CONSIDERATION
IMPLIED NYX PRICE
PER SHARE
PREMIUM TO:
– CLOSE 3/31/11
– CURRENT DEUTSCHE
BÖRSE OFFER
– UNAFFECTED NYX PRICE
(2/8/11)
NASDAQ OMX to acquire 100% of the outstanding shares of NYSE Euronext (NYX)
NASDAQ OMX to retain NYSE Euronext Cash Trading & Listings, US Options and
Information Services & Technology Solutions businesses
In a contemporaneous transaction, ICE to acquire NYSE Liffe including Liffe US and NYPC
0.4069 shares of NDAQ stock per NYX share
0.1436 shares of ICE stock per NYX share
$14.24 in cash per NYX share
Represents 66% in NDAQ / ICE stock and 34% in cash
$41.95
21%
11%
27%
ANTICIPATED CLOSING
Q4 2011, subject to government, regulatory and NYSE Euronext, NASDAQ OMX and ICE stockholder approvals

The NASDAQ OMX and ICE proposal provides greater value, certainty and long-term benefits for all stakeholders
Transaction Comparison
NASDAQ OMX and ICE Offer
Deutsche Börse Offer
REGULATORY
MANAGEMENT /
GOVERNANCE
MARKET EFFICIENCIES
Creates new pan-European equity trading platform
with locally-governed exchanges with the ability to
effectively compete and innovate
Creates a new force in European derivatives which
will enhance competition
Credible management teams with proven ability to
integrate businesses and realize synergies
More balanced approach to governance
Strategically responsive to evolving market dynamics
Greater benefits for customers and investors
Reduces fragmentation of US equity markets
Common clearing technology used in European
derivatives
Reduces competition in European equity and
derivatives markets
Higher stockholder approval  (75% of Deutsche Börse
shares must be tendered)
High transaction break-up fee
Significant implications for Paris and London markets
Consolidations by Deutsche Börse and NYSE
Euronext have resulted in write downs of over $2.5
billion in the last three years
Continued fragmentation of US equity market
Increased execution risk complexities
STOCKHOLDER VALUE
Greater absolute value - $41.95 per share
Proposal represents a 11% premium to the Deutsche
Börse offer (1)
Stronger potential upside given superior growth
prospects and significant, realizable combined
synergies of $740 million annually
Lower absolute value
Lower premium for NYX stockholders
Less certain long-term prospects
Only $583 million of total annual expense synergies
and  $133 million in annual revenue synergies
Lower probability of synergy realization
BRANDING
Combines to form NASDAQ NYSE Euronext
No name chosen
(1) Based on Deutsche Börse closing price of €56.23 and $ / € exchange rate of 1.4322 as of May 6, 2011.; (2) Subject to due diligence.
2

Key Stockholders Issues
A Superior Proposal is available to stockholders, reflecting a 11% premium or $1.1 billion of additional value (as of
5/6/2011)
The actions of the NYSE Euronext Board hide behind Delaware case law, rather than align with the interests of its stockholders
Antitrust risks exist in both transactions, though only NASDAQ OMX and ICE included a reverse break-up fee.  For the NYSE Euronext / Deutsche Börse (DB) transaction, NYSE Euronext stockholders are still required to vote before antitrust approvals or conditions are determined
HSR review of proposal is underway and NASDAQ OMX and ICE have received and are responding to a Second
Request for information in connection with NASDAQ OMX’s filing
The Deutsche Börse agreement allows for discussions and due diligence to occur in the event NYSE Euronext receives a proposal that may possibly be determined to be superior, yet NYSE Euronext refuses to engage with
NASDAQ OMX / ICE
The strategy for the lower-value combination with Deutsche Börse has not been articulated or differentiated from the current strategy, which has underperformed – 3-year EPS CAGR of (8)% for NYSE Euronext and (6)% for Deutsche
Börse
(1)
The strategy of the NASDAQ OMX/ICE proposal is to create two strong pure play exchanges which will be operated by management teams who have consistently delivered industry leading results – 3-year EPS CAGR of +10% for
NASDAQ OMX and +17% for ICE
(1)
NASDAQ OMX and ICE stand ready to meet with the NYSE Euronext Board to discuss the proposal and begin due diligence in an expedient manner with appropriate safeguards to protect competitively sensitive information, and work toward a superior  outcome for NYSE Euronext stockholders
Our proposal offers substantially greater short and long-term value. Meeting to discuss our superior proposal presents no downside risk and only upside for stockholders
(1) For FY2007 to FY2010.

Ags & Other
6%
Energy Futures
13%
Equity
Derivatives
21%
Interest Rates
38%
OTC Energy
22%

Ags & Other
1%
Interest Rates
42%
Equities/
Equity Options
57%

NASDAQ OMX

ice

NASDAQ OMX / ICE Proposal vs. Deutsche Börse Proposal
Comparison of Key Financial Metrics
FINANCIAL PERFORMANCE
PRICE PERFORMANCE
(5/6/11)
TRANSACTION
PREMIUM (5/6/11)
TRANSACTION SYNERGIES
$740mm $533mm (recently revised to $728mm)
DB Offer (%):
DB Offer ($):
Unaffected NYX Price (2/8/11):
11%
$4.10 / Share
26% Unaffected NYX Price (2/8/11): 13%
ICE NASDAQ DB NYSE
’07A – ’10A CAGR:
Revenue
EPS
26%
17%
23%
10%
(1)%
(6)%
(2)%
(8)%
’07A – ’10A CAGR:
Revenue
EPS
ICE NASDAQ DB NYSE
CAGR Since IPO (1)
Mkt Cap Growth Since 1/1/07
32%
38%
19%
36%
13%
(23)%
(12)%
(42)%
CAGR Since IPO (1)
Mkt Cap Growth Since 1/1/07
RECENT ACQUISITION
IMPAIRMENT CHARGES
ICE NASDAQ DB NYSE
– – $1.2bn $1.6bn 2008 – 2010: 2008 – 2010:
PRO FORMA NYSE
INVESTMENT PROFILE (2)
61%
39%
Derivatives (ICE)
Cash Equities (NDAQ)
Derivatives
Cash Equities & Other
37%
63%
PRO FORMA DERIVATIVES
BUSINESS MIX
(2010 VOLUMES) (3)
BREAKUP FEES
$350mm
$350mm
Breakup Fee
Antitrust Reverse Breakup Fee
Breakup Fee
Antitrust Reverse Breakup Fee
€250mm
–
NASDAQ OMX / ICE Deutsche Börse / NYSE Euronext
(1) NASDAQ OMX performance based on 2/11/05 offering price of $9.00; NYSE Euronext performance based on 5/10/06 offering price of $61.50 to unaffected share price of $33.41 as of February 8, 2011.
(2) ICE / NASDAQ OMX  figures based on equity consideration mix.  Deutsche Börse / NYSE Euronext figures based on pro forma business mix using 2010 net revenues.
(3) Excludes ICE OTC CDS volumes and Bclear volumes.

Retain local management and governance
Respond strategically to evolving market dynamics
× Entrench current management teams
Comparison of Strategies
TECHNOLOGY
EXCHANGE
CONSOLIDATION
BRANDING
Focus on markets and businesses that leverage
management’s expertise
Expand geographically into complementary markets
with clear product, distribution and customer benefits
Leverage a single, best-in-class technology platform
across regions and products to drive efficiencies and
lower cost structures
Disciplined approach to acquisitions
Focused on creating shareholder value
Concentrate on integration and delivering synergies to
drive additional value
× Bigger is better
× Support and operate multiple platforms
× Increase scale through acquisitions regardless of
impact on shareholder value
EXCHANGE MODEL
Pure play exchange model
Efficient, low cost operations with superior technology
Rapid product innovation for customers and markets
× Conglomerate approach
× “Supermarket” exchange model
NASDAQ OMX / ICE vs. Deutsche Börse / NYSE Euronext
GLOBAL FOOTPRINT
NASDAQ NYSE EURONEXT
Retain local brand names and market presence
× Unknown
PRODUCT / ASSET
CLASS EXPANSION
Deep, end-to-end coverage within respective markets
Promote innovation in new markets and products such
as OTC and clearing
Focus on diversity of products and lines of business
× Concentrated product offering
MANAGEMENT /
GOVERNANCE
PRO FORMA
DERIVATIVES BUSINESS
MIX (2010 VOLUMES)
Balanced exposure to all derivatives product families
× Focused on interest rates and equity options
NASDAQ OMX / ICE
Deutsche Börse / NYSE Euronext

A Strategically Superior Offer
GLOBAL GROWTH
PROSPECTS
MANAGEMENT TRACK
RECORD
MARKET EFFICIENCIES
Creates two entrepreneurial global exchanges that
will remain highly nimble to better capitalize on
international growth opportunities
Creates a leading global, end-to-end derivatives
franchise with a more diverse product set spanning
energy, commodities, interest rates, credit and foreign
exchange products
Proven ability to successfully integrate businesses
Consistently meet or exceed synergy targets on or
ahead of schedule
Top performers in the industry, delivering double-digit
revenue and earnings growth in the last three years
Facilitates deeper liquidity pools, greater market stability, better price discovery and greater transparency in the U.S.
equity markets
Strengthens European equity markets by creating a new,
truly pan-European equity trading platform
Will maintain a competitive European derivatives market
run on a highly efficient and proven trading platform
× Results in a conglomerate with dual headquarters,
reducing its ability to quickly respond to evolving
market dynamics and business opportunities
× Results in high concentration in European derivatives
with high product concentration in interest rate
products
× Acquisitions have resulted in write downs of over $2.5
billion combined in the last three years
× Proven inability to realize stated synergies in prior
acquisitions
× Underperformed the industry, posting negative
revenue and earnings growth in the last three years
× Onerous governance and management structure
× Continued fragmentation of U.S. equity market
× Increased execution risks
× Will create a derivative behemoth with over 90%
share
FRANCHISE VALUE
Creates two pure play global exchanges run by separate
best-in-class operators in cash equities and derivatives
Greater potential upside given superior growth prospects
and significant realizable combined synergies
Offers  investors cash and over 60% exposure to the
high growth derivatives sector
× Results in a conglomerate of businesses run by
management with failed integration history
× Limited upside given uncertain long-term prospects
and lower probability of synergy realization
× Offers investors no cash and over 60% exposure to
cash equities and other businesses
The NASDAQ OMX/ICE offer is strategically superior to the proposed Deutsche
Börse/NYSE Euronext combination and will unlock greater long-term value for NYSE
Euronext stockholders and all market participants
NASDAQ OMX / ICE
Deutsche Börse / NYSE Euronext

A Fair and Balanced Merger Agreement
1) Why is March 2012 set as the merger agreement termination date? The March 2012 deadline is simply a holdover from the date included in the Deutsche Börse agreement for their own timelines.  If NYSE Euronext I has concerns about the date, we  would look forward to discussing them with the NYSE Euronext board.
2) What are the financing conditions? There are no financing conditions. NASDAQ OMX and ICE are required to show up with the funds at closing.
3) Why include a change in Fiduciary Recommendation? This provision mirrors that included in the Deutsche Börse agreement and addresses requirements of Delaware law.
4) Why include a “double” Break-Up Fee? If a bidder tops the NASDAQ OMX/ICE deal once NASDAQ OMX/ICE have paid the break-up fee to Deutsche Börse we should no be left  empty-handed on a net basis.
5) Why does NYSE Euronext not have the right to Specific Performance? However, we not e that NYSE Euronext has no right to specific performance in the Deutsche Börse agreement, either.  We look forward to discussing this with the NYSE Euronext Board.
6) What improvements did you make? In addition to a financially superior offer, we have added a $350mm reverse break-up fee payable in the event of a failure to obtain antitrust or competition approvals and removed the burdensome “force the vote” obligation to which NYSE
Euronext agreed  with Deutsche Börse.  Furthermore, we only require approval by holders of a majority of the outstanding NASDAQ OMX and ICE shares, unlike the DB / NYSE transaction, which is conditioned on tender by the holders of at least 75% of the outstanding DB shares.
Without the benefit of a dialog with the NYSE Euronext Board, NASDAQ OMX and ICE presented a fair and balanced Merger Agreement based largely on the existing Deutsche
Börse agreement.  The companies remain open to discussing and addressing any legitimate concerns NYSE Euronext has on execution and to negotiating a merger agreement that is acceptable to each of our companies

DB’s Additional Synergies Are Not Credible
NYSE Euronext investors should be highly skeptical that after two years of exploratory merger discussions, including more than six months dedicated to finalizing the transaction, NYSE Euronext has suddenly found a reported €100 million in additional synergies
This increase appears not to be a matter of sharpening a pencil, but an unexplained shift in strategy
The discovery that initial synergies were understated by one-third comes after receiving a Superior Proposal from
NASDAQ OMX and ICE that achieves greater synergies
If there are additional synergies to be found after the merger economics have been agreed, then it has to come at the expense of NYSE Euronext stockholders because there has been no increase in the price they are being offered
NYSE Euronext should describe these newly-found synergies in detail in order to support the credibility of these revised estimates, particularly in light of commitments to retain two technology platforms and two headquarters
Increasingly it appears that NYSE Euronext is more focused on protecting the transaction than its stockholders
NASDAQ OMX and ICE have described in detail our proven and focused long-term strategy from which stockholders would benefit and our companies demonstrated outperformance relative to their proposed strategy of creating a financial supermarket
We look forward to having the same opportunity when the NYSE Euronext Board agrees to due diligence

121%
110%
58%
29%
14%
13%
ICE
NASDAQ OMX
TMX*
CME
Deutsche Börse
NYSE Euronext

60%
34%
23%
11%
(21)%
(18)%
ICE
NASDAQ OMX
TMX
CME
NYSE Euronext
Deutsche Börse

NASDAQ OMX and ICE have delivered significant earnings growth through successful acquisitions and integrations, despite a challenging macro economic environment
Source: Company filings; pro forma financials adjusted for non-recurring items.
* TMX growth calculated using Q111 consensus results.
Proven Ability to Deliver Growth
Q1 ’07 – Q1 ’11 EPS Growth (%)
Full Year 2007 – 2010 EPS Growth (%)

Operating Income & Net Income Performance 2007 vs. 2010 [1]
40%
30%
20%
10%
0%
-10%
-20%
-30%
22%
33%
-25%
-22%
Operating Income
Net Income
NYSE Euronext
NASDAQ OMX

NYSE Euronext’s Integration History
Synergies
• $275M in expense synergies targeted in 3 years
– didn’t deliver as promised
• $100M in promised revenue synergies never
realized
Declining EPS &
Margins
• From 2007 to 2010:
– Revenues are off 9%
– Operating Income is down 25%
– Net Income decreased  22%
– Margins declined from 40% to 33%
Value
Destruction
• $1.6 billion impairment charge taken in Q408 to
reflect failure to deliver promised returns for
acquisition
1. Source:
• NASDAQ OMX results;  company website: ir.nasdaq.com. 2007 reflects pro forma non-GAAP results and are adjusted to include the results of OMX and PHLX  for the period reported, and excludes certain items that are non-recurring in nature.  2010 reflects non-GAAP results and excludes certain items that are non-recurring in nature.
• NYSE Euronext : 2007 results reflect pro forma non-GAAP results reported in earnings release dated February 5, 2008.  2010 results reflect non-GAAP results reported in earnings release dated
February 8, 2011

ISE
120
100
80
60
40
20
0
40%
35%
30%
25%
20%
15%
10%
5%
0%
Dec-07
Jun-08
Dec-08
Jun-09
Dec-09
Jun-10
Dec-10
Volume
Share

NASDAQ OMX PHLX
120
100
80
60
40
20
0
35%
30%
25%
20%
15%
10%
5%
0%
Dec-07
Jun-08
Dec-08
Jun-09
Dec-09
Jun-10
Dec-10
Volume
Share

Deutsche Börse’s Integration History
Integration
Difficulties
• $2.8 billion purchase of ISE in 2007
• Failed to integrate technology platforms 3 years
following transaction – ISE still powered by
NASDAQ OMX Technology
Declining
Business
• Significant loss in market share, falling from  ~ 30%
in 2007 to 20 % in 2010 (PHLX is up from 15% to
30%)
Value
Destruction
• Multiple impairment charges realized  on ISE
acquisition
– €416 million impairment charge taken in Q409
– €450 million impairment charge taken in Q410

Key Points for NYX Stakeholders to Consider
What NYSE Euronext Will Tell You The Reality
NASDAQ / ICE
PROPOSAL FACES
UNACCEPTABLE
ANTITRUST RISKS
NASDAQ OMX / ICE proposal recognizes the global nature of
competition for listings and trading and the dramatic increase in off-exchange trading
A combined NASDAQ OMX / NYSE will create a global listing
franchise that can attract issuers from around the world, create deeper and more liquid markets, improve transparency,
increase market access and connectivity, enhance
effectiveness of regulation and create a better advocate for issuers on regulatory matters
The U.S. listings business is tightly regulated by the SEC
Listing location is independent of where a stock actually trades
HSR review of NASDAQ OMX and ICE proposal is underway
and both NASDAQ OMX and ICE are responding to a Second
Request for information in connection with their filings
The DB proposal will be subject to a lengthy and extensive
regulatory and competition review due to combined Euronext /
Liffe market position in European derivatives and provides no protection for NYSE Euronext stockholders in the event that
DB fails to receive regulatory approval
Unlike the DB proposal, NASDAQ OMX / ICE proposal
includes a $350mm reverse breakup fee in the event of a
failure to obtain required antitrust or competition approval
The NASDAQ OMX / ICE proposal will not survive
review by antitrust regulators
antitrust issues regarding U.S. listings cannot be
overcome
Potential European competition issues with DB proposal
will be easily resolved
Distinguishing Between NYSE Euronext’s Stated Myths vs. the Reality
REVERSE BREAKUP
FEE IS ILLUSORY
The reverse breakup fee is illusory as the fee would
merely offset NYSE Euronext’s termination fee paid to DB
NASDAQ OMX and ICE will pay the termination fee to DB
provided for in the business combination agreement and the
reverse breakup fee of $350mm will be an incremental fee to
NYSE Euronext stakeholders if antitrust and competition
approvals were not obtained

Key Points for NYX Stakeholders to Consider
DB PROPOSAL
DELIVERS GREATER
LONG-TERM
STAKEHOLDER
VALUE
NASDAQ OMX / ICE proposal offers far greater long-term
value from synergy opportunities – $740mm of anticipated
synergies vs. DB proposal of $533mm (revised to $728mm)
NYSE Euronext and DB management have been unable to
realize stated synergies in past acquisitions
NYSE Euronext and DB’s poor integration and execution have
resulted in meaningful value destruction for shareholders with over $2.5bn of write-downs since 2008
NASDAQ OMX / ICE proposal creates two global exchanges
under proven and specialized management teams with strong
track records of achieving synergies and integrating
acquisitions
NASDAQ OMX and ICE have superior track records of
creating stakeholder value – both have delivered double-digit earnings growth over the past 3 years while NYSE Euronext’s
and DB’s businesses have declined
Size and being a “diversified conglomerate” does not ensure
success or an increase in shareholder value
NYSE acquired Euronext for $10bn - the same value DB is
offering for both NYSE and Euronext
Merger-of-equals structure gives stakeholders
exposure to the strongest global exchange group
The DB proposal delivers greater capital efficiency
savings to the market participants
DB and NYSE Euronext have a strong track record of
delivering on synergies and efficiently integrating
acquisitions
NASDAQ OMX / ICE proposal may offer higher short-
term value but will result in significantly lower long-
term value for stakeholders
Distinguishing Between NYSE Euronext’s Stated Myths vs. the Reality
SYNERGIES
EXPECTED IN NYX /
DB COMBINATION
ARE CONSERVATIVE
After “sharpening their pencils”, NYSE and DB found €100
million in additional synergies.  Total synergies could
reach approximately €500mm ($728mm) compared with
$740mm in the NASDAQ OMX/ICE proposal
NYSE and DB have historically failed to achieve targeted
synergy levels and implementation timing
DB failed to integrate the ISE technology platform 3 years
following the transaction
NYSE failed to realize over $100mm in promised synergies in
the Euronext acquisition
NASDAQ OMX and ICE management teams have proven
track records of achieving synergies and integrating
acquisitions
Any additional synergies now discovered represent lost value for NYX stockholders with no change in merger economics
What NYSE Euronext Will Tell You
The Reality

Key Points for NYX Stakeholders to Consider
Distinguishing Between NYSE Euronext’s Stated Myths vs. the Reality
NASDAQ OMX / ICE
PROPOSAL IS
STRATEGICALLY
UNATTRACTIVE AND
LACKING IN
BUSINESS LOGIC
NASDAQ OMX / ICE proposal creates two nimble
entrepreneurial global exchanges run by two best-in-class
operators in cash equities and derivatives that are better
positioned to compete globally and adapt to rapidly changing industry dynamics
NASDAQ OMX / ICE proposal  unlocks greater value and
provides stakeholders with exposure to two leading pure play exchanges and over 60% exposure to the high growth
derivatives sector, while the DB proposal offers exposure to a single exchange that will likely receive a conglomerate
discount
A combined DB / NYSE Euronext will be an inefficient,
bureaucratic “supermarket” exchange model with an
entrenched management team
Combination with DB is consistent with NYSE
Euronext’s long-term strategy
Breaking up NYSE Euronext into its pieces will destroy
value and create an unattractive portfolio of businesses
Globally diversified exchanges are more competitive
and provide superior value for stakeholders
NASDAQ OMX would be highly concentrated in cash
equities which is becoming a low-growth, low-margin
business
NYSE EURONEXT IS
NOT FOR SALE
The proposed DB transaction is not a sale of the NYSE
Euronext but rather a merger-of-equals
The NASDAQ OMX / ICE proposal is a takeover that
undervalues the pieces of the company
The DB / NYSE transaction is a low-premium takeover (only a
10% premium to unaffected share price at announcement)
DB will control the Board and each Board Committee; DB CEO
will be responsible for group strategy and global relationship management; DB President will become Deputy CEO and
President of the combined entity; DB CFO will become CFO of
the combined entity
If NYSE’s different businesses are undervalued as claimed,
then NYSE has grossly mismanaged its businesses and has
failed to pursue a strategy that increases shareholder value
What NYSE Euronext Will Tell You The Reality

Key Points for NYX Stakeholders to Consider
NASDAQ OMX / ICE
PROPOSAL WILL
RESULT IN
UNACCEPTABLE JOB
LOSSES
The NASDAQ OMX / ICE proposal destroys the
“invaluable human capital” at NYSE Euronext
NASDAQ OMX will close the NYSE floor
The majority of synergies in the NASDAQ OMX / ICE
proposal will be realized through job losses in New
York
NASDAQ OMX is committed to preserving the NYSE floor
Consistent with the cultures at NASDAQ OMX and ICE, as well
as in prior transactions, NYSE Euronext employees will be
evaluated based on a pure meritocracy as this serves the best interests of the combined business and ultimately creates
shareholder value
The majority of synergies will be derived from eliminating
redundant technologies and systems - not employees
DB has stated that job losses will be minimal in Germany
which leaves the U.S. as the primary venue for down-sizing in order to achieve the announced synergy targets
Distinguishing Between NYSE Euronext’s Stated Myths vs. the Reality
What NYSE Euronext Will Tell You The Reality
U.S. IS NOT AT RISK
OF LOSING ITS
COMPETITIVENESS IN
THE GLOBAL
MARKETS
The U.S. equities market is currently efficient and
successfully competing  on a global basis
Developing global capabilities are more important
than building “an American stronghold”
From 1995 to 2010, listings on U.S. exchanges shrank by 38%
from 8,000 to 5,000 while listings on non-U.S. exchanges grew by 74% from 23,000 to 40,000
Since 2006, only 9 of the 100 largest IPOs listed in the U.S.
A combined NASDAQ OMX / NYSE will strengthen the U.S.
market while increasing its global competitiveness
A combined NASDAQ OMX / NYSE will ensure that the U.S.
remains a relevant financial center and a focus of U.S. capital formation

Key Points for NYX Stakeholders to Consider
NASDAQ OMX DOES
NOT HAVE ENOUGH
COMMITTED
FINANCING IN THE
EVENT OF A
DOWNGRADE
NASDAQ OMX’s post-transaction capital structure will
result in a downgrade of its credit rating which will
trigger the repayment of the assumed NYSE Euronext
debt
NASDAQ OMX will be unable to fund the additional
financing requirement
NASDAQ OMX has received fully committed financing from a
syndicate of banks including Bank of America, Nordea Bank
AB (publ), Skandinaviska Enskilda Banken AB (publ) and UBS
Investment Bank
NASDAQ OMX can obtain the necessary financing in the
event of a downgrade since pro forma leverage levels would
remain unchanged
NASDAQ OMX is committed to a prudent use of leverage to
finance the transaction and is focused on maintaining its
investment grade rating
Distinguishing Between NYSE Euronext’s Stated Myths vs. the Reality
What NYSE Euronext Will Tell You The Reality
NASDAQ OMX WILL
BE HIGHLY LEVERED
WITH NO STRATEGIC
FLEXIBILITY
The NASDAQ OMX / ICE proposal will burden the
new company with high levels of debt
Levered NASDAQ OMX will be strategically limited
and unable to compete going forward due to high debt
burden
NASDAQ OMX and ICE are committed to a prudent use of
leverage
NASDAQ OMX is focused on maintaining its investment-grade
credit rating and expects to reach its target leverage ratio of
2.5x within 18 months of closing
NASDAQ OMX has a strong track record of achieving
synergies much faster than expected and using excess cash
flow to pay down debt ahead of schedule

Key Points for NYX Stakeholders to Consider
Distinguishing Between NYSE Euronext’s Stated Myths vs. the Reality
NASDAQ OMX / ICE
PROPOSAL IGNORES
TAX LEAKAGE FROM
BREAKUP OF
BUSINESS
NASDAQ OMX / ICE
PROPOSAL WILL NOT
BE TAX-FREE TO
STAKEHOLDERS
The NASDAQ OMX / ICE proposal will result in a
taxable transaction to NYX stakeholders
NASDAQ OMX and ICE expect their proposal can be
structured  as a tax-free transaction to NYSE Euronext
stakeholders with respect to the stock consideration to be
issued, subject to due diligence and the co-operation of NYSE
Euronext
The NASDAQ OMX / ICE proposal will result in a
significant taxable event to the pro forma businesses
that will destroy shareholder value
NASDAQ OMX and ICE have studied publicly available
information regarding the NYSE/Euronext combination in 2007
and do not anticipate a significant tax cost associated with the separation of the European derivatives business in the
proposed transaction, subject to confirmation through due
diligence
Further, the DB/NYSE Euronext Combination Agreement
contemplates a restructuring of the European businesses from
U.S. to European ownership which may face similar tax issues and thus, may reflect their own view that any tax leakage is not prohibitive
What NYSE Euronext Will Tell You
The Reality

The Facts:  Execution Risk
Proven ability to successfully
integrate businesses
Consistently met or exceeded
synergy targets on or ahead of
schedule
No write downs in past
acquisitions
Acquisitions have resulted in
write downs of over $2.5 billion
combined in the last three
years
Proven inability to realize
stated synergies
Sudden new found synergies
by NYX are not credible
REGULATORY
APPROVAL RISK
HSR review is well underway
Second request for information is
currently in process
No expected competition issues in
Europe
$350mm reverse breakup fee if
antitrust approval not received
Subject to a lengthy and
extensive regulatory and
competition review in Europe
NYX shareholders will have no
clarity on decision prior to NYX
shareholder vote
No protection for NYX
stockholders in the event that DB
fails to receive regulatory
approval
NASDAQ OMX / ICE proposal has substantially less execution risk
INTEGRATION AND
OPERATIONAL RISK
FINANCIAL
PERFORMANCE RISK -
TRACK RECORD (’07-’10
CAGR)
ICE NASDAQ
DB NYSE
Revenue
EBITDA (1)
EPS
26%
25%
17%
23%
22%
10%
(1)%
(9)%
(6)%
(2)%
(3)%
(8)%
Revenue
EBITDA (1)
EPS
NYX shareholders will be forced
to vote without any certainty
around regulatory approvals in
Europe under the DB proposal
NASDAQ OMX and ICE are
clearly best-in-class integrators
which results in much less
operational execution risk than
proposed DB combination
NASDAQ OMX and ICE have a
demonstrated ability to achieve
superior financial results
(1) EBITDA is a non-GAAP number calculated by taking operating income and adding back D&A, merger related expenses and impairment charges.
SLIDE 12
NASDAQ OMX / ICE
DB / NYSE Euronext

13.2x
15.1x
(13)%
Unaffected P/E Multiple
Sum of the Parts P/E Multiple
12.6x
14.8x
(15)%
Current P/E Multiple
Sum of the Parts P/E Multiple
$8.7
$10.0
$(1.3)bn
Unaffected Market Cap
Sum of the Parts Market Cap
$15.3
$18.0
$(2.7)bn
Current Market Cap
Sum of the Parts Market Cap

NASDAQ OMX
ICE

The Facts:  Conglomerate Discount in DB1 Deal
NASDAQ OMX / ICE proposal will unlock significantly greater short- and long-term shareholder value
NYX and DB receive a
substantial conglomerate
valuation discount
Intrinsic value of each respective
NYX and DB business suggests
they should be valued 13-15%
higher
DB proposal meaningfully
undervalues the intrinsic value of
NYX’s businesses
NASDAQ OMX / ICE proposal to
create two pure play exchanges
will unlock greater value than the
conglomerate strategy
NASDAQ OMX / ICE proposal
currently represents 16.4x NYX
2011 earnings vs. DB proposal of
14.9x
NYSE Euronext (2)
Deutsche Börse (3)
PRICE / EARNINGS
MULTIPLE
MARKET
CAPITALIZATION
($BN)
SLIDE 13
NYX and DB Conglomerate Valuation Discount (1)
(1) NYX based on share price and 2011 EPS estimate as of 2/8/11 of $33.41 and EPS of 2.54 and basic shares outstanding of 261.2mm. DB based on 4/28/11 price of €55.50 and 2011 EPS of €4.40; converted to US$ using an exchange ratio of 1.4823x.  Derivatives P/E multiple based on avg. of ICE and CME.  Cash Equities multiple based on avg. of NYX (unaffected), NDAQ, TMX, LSE and DB.
(2) NYX earnings weighted between Derivatives and Cash Equities based on segment contributions to operating income: 48.8% for Derivatives and 51.2% for Cash Equities and Info and Tech.
(3) DB earnings weighted between Derivatives and Cash Equities based on segment contributions to adjusted EBIT: 48.8% for Eurex and 51.2% for Cash Equities and Other.

NYSE EURONEXT’S OBLIGATION TO STOCKHOLDERS
NASDAQ OMX AND ICE HAVE TAKEN A SERIES OF STEPS DEMONSTRATING
COMMITMENT TO PURSUING THEIR PROPOSAL
BY REFUSING TO ENGAGE, NYSE EURONEXT BOARD IS DENYING ITS STOCKHOLDERS THE
OPPORTUNITY TO BENEFIT FROM A CLEARLY SUPERIOR PROPOSAL
• Developed financially and strategically superior proposal to current transaction with Deutsche
Boerse
• Provided Merger Agreement substantially consistent with terms of current Business
Combination Agreement with Deutsche Boerse
• Included $350 million reverse break-up fee, demonstrating confidence in obtaining antitrust and competition approvals
• Secured committed financing totaling more than $3.8 billion
• NYSE need not determine that NASDAQ OMX/ICE proposal is “Superior” prior to due diligence
• 11% premium to Deutsche Boerse proposal, or $1.1 billion, as of May 6, 2011
• Current agreement with Deutsche Boerse does not include break-up fee if transaction is blocked by regulators
• Deutsche Boerse transaction requires that 75% of DB shares are tendered